UNITED STATES OF AMERICA

BEFORE THE

U.S. SECURITIES AND EXCHANGE COMMISSION

File No. 812-

Application for an Order under Section 6(c) of the Investment Company Act of 1940 (the “Act”) for an exemption from Sections 2(a)(32), 5(a)(1) and 22(d) of the Act and Rule 22c-1 under the Act, under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act, and under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.

In the Matter of

J.P. Morgan Exchange-Traded Fund Trust

J.P. Morgan Investment Management Inc.

277 Park Avenue

New York, New York, 10172

JPMorgan Distribution Services, Inc.

1111 Polaris Parkway

Columbus, OH 43240

Please send all communications regarding this Application to:

Gregory Samuels

J.P. Morgan Investment Management Inc.

4 New York Plaza

New York, New York 10004

With a copy to:

Jon S. Rand

Allison M. Fumai

Dechert LLP

1095 Avenue of the Americas

New York, NY 10036

Page 1 of 8 sequentially numbered pages (including exhibits)

As filed with the U.S. Securities and Exchange Commission on February 3, 2020

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of J.P. Morgan Exchange-Traded Fund Trust J.P. Morgan Investment Management Inc. JPMorgan Distribution Services, Inc. File No. 812-	Application for an Order under Section 6(c) of the Investment Company Act of 1940 (the “Act”) for an exemption from Sections 2(a)(32), 5(a)(1) and 22(d) of the Act and Rule 22c-1 under the Act, under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act, and under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.

I.	SUMMARY OF APPLICATION

In this application, J.P. Morgan Exchange-Traded Fund Trust (“Trust”), J.P. Morgan Investment Management Inc. (“Adviser”), and JPMorgan Distribution Services, Inc. (“Distributor”) (collectively, the “Applicants”) apply for and request an order under section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), for an exemption from Sections 2(a)(32), 5(a)(1) and 22(d) of the Act and Rule 22c-1 under the Act, under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act, and under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act (the “Order”). Except as noted herein, the Order would be subject to the same terms and conditions contained in a previous order, as may be amended from time to time, issued by the U.S. Securities and Exchange Commission (“Commission”) to permit the operations of ActiveSharesSM ETFs (“Reference Order”), which terms and conditions are hereby incorporated by reference into this Order.1

Applicants request that the relief apply to the ActiveSharesSM ETFs listed in Appendix A (the “Initial Fund”) and to any other existing or future registered open-end management investment company or series thereof that (a) is advised by the Adviser or any entity controlling, controlled by, or under common control with the Adviser (any such entity included in the term “Adviser”), (b) operates as an ActiveSharesSM ETF as described in the Reference Order and (c) complies with the terms and conditions of the Order and of the Reference Order which is incorporated by reference herein (each such company or series and any Initial Fund, a “Fund”).2

No form having been specifically prescribed for this application, Applicants proceed under rule 0-2 under the Act.

[1]	Precidian ETFs Trust, et al., Investment Company Act Rel. Nos. 33440 (April 8, 2019) (notice) and 33477 (May 20, 2019) (order).
[2]

All entities that currently intend to rely on the Order are named as applicants. Any other entity that relies on the Order in the future will comply with the terms and conditions of the Order and of the Reference Order which is incorporated by reference herein.

II.	APPLICANTS

A. The Trust

The Trust is a statutory trust organized under the laws of the State of Delaware and will consist of one or more series operating as ActiveSharesSM ETFs. The Trust is registered with the Commission as an open-end management investment company under the Act.

B. The Adviser

The Adviser will be the investment adviser to the Initial Fund. The Adviser is a Delaware corporation with its principal place of business in New York, New York. The Adviser is, and any other Adviser will be, registered as an “investment adviser” under section 203 of the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The Adviser has entered into a licensing agreement with Precidian Investments LLC in order to offer ActiveShares ETFs.3

Subject to approval by the Trust’s board of trustees, the Adviser will serve as investment adviser to the Funds. The Adviser may enter into sub-advisory agreements with other investment advisers to act as sub-advisers with respect to Funds (“Sub-Advisers”). Any Sub-Adviser to a Fund will be registered with the Commission as an investment adviser under Section 203 of the Advisers Act.

C. The Distributor

The Distributor is a Delaware corporation and a broker-dealer registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and will act as the principal underwriter of shares of the Funds (“Shares”). Applicants request that the relief requested in this application apply to any distributor of Shares, whether affiliated or unaffiliated with the Adviser and/or Sub-Adviser. Any distributor will comply with the terms and conditions of this application and be registered under the Exchange Act as a broker-dealer. The distributor will distribute Shares on an agency basis.

III.	REQUEST FOR RELIEF

Applicants agree that the Order will be subject to the same terms and conditions as the Reference Order. For the reasons stated in the Reference Order, Applicants believe that:

•

With respect to the relief requested pursuant to section 6(c), the relief is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act;

•

With respect to the relief requested pursuant to section 17(b), the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned, are consistent with the policies of each registered investment company concerned and with the general purposes of the Act; and

•	With respect to the relief requested pursuant to section 12(d)(1)(J), the relief is consistent with the public interest and the protection of investors.

[3]	Aspects of the Funds are covered by intellectual property rights, including but not limited to that which are described in one or more patent applications.

IV.	NAMES AND ADDRESSES

Pursuant to rule 0-2(f) under the Act, Applicants state that their addresses are as indicated on the first page of this application. Applicants further state that all written or oral communications concerning this application should be directed to the persons listed on the first page.

V.	PROCEDURAL MATTERS, CONCLUSION AND SIGNATURES

Applicants file this application in accordance with rule 0-2 under the Act. Applicants have attached the required verifications to the application. In accordance with rule 0-2(c) under the Act, Applicants state that all actions necessary to authorize the execution and filing of this application have been taken, and the persons signing and filing this document are authorized to do so on behalf of the Applicants. Joanna Gallegos, President of the Trust, is authorized to sign on behalf of the Trust pursuant to the following resolutions adopted by the board of the Trust on December 4, 2018.

RESOLVED, that the President and any Vice President of the Trust be, and each hereby is, authorized to prepare and file with the Securities and Exchange Commission applications for an exemptive order, and any and all amendments thereto, pursuant to Section 6(c), of the Investment Company Act of 1940, as amended (the “Act”), granting an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, pursuant to Sections 6(c) and 17(b) of the Act granting an exemption from Section 17(a) of the Act, and pursuant to Section 12(d)(1)(J) of the Act granting an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act (each, an “Application”); and

FURTHER RESOLVED, that the President, any Vice President and their designees be, and they hereby are, authorized to prepare and file response letters to respond to comments of the SEC (whether oral or written) on an Application with the SEC, and take any and all other actions relating to the registration of the Trust and shares of the Trust under the Act and the Securities Act of 1933, as amended (the “Securities Act”); and

FURTHER RESOLVED, that the President, any Vice President and their designees be, and each of them hereby is, authorized to take all such actions and to execute all such documents as they may deem necessary or desirable to obtain the approval of the SEC’s Division of Investment Management of an Application.

Joanna Gallegos, a Managing Director of the Adviser is authorized to sign and file this document on behalf of the Adviser and all actions necessary to execute and file such instrument have been taken. Brian Bergere, President of the Distributor, is authorized to sign and file this document on behalf of the Distributor pursuant to the general authority vested in him as President.

In accordance with rule 0-5 under the Act, Applicants request that the Commission issue the Order without holding a hearing.

Based on the facts, analysis and conditions in the application, Applicants respectfully request that the Commission issue the Order under sections 6(c), 17(b) and 12(d)(1)(J) of the Act granting the relief requested by this application.

J.P. MORGAN EXCHANGE-TRADED FUND TRUST

By:	/s/ Joanna Gallegos
Name: Joanna Gallegos
Title: President

J.P. MORGAN INVESTMENT MANAGEMENT INC.

By:	/s/ Joanna Gallegos
Name: Joanna Gallegos
Title: Managing Director

JPMORGAN DISTRIBUTION SERVICES, INC.

By:	/s/ Brian Bergere
Name: Brian Bergere
Title: President

Verification Rule 0-2(d)

Verification of Application

In accordance with Rule 0-2(d) under the Act, the undersigned, being duly sworn, deposes and says that she has duly executed the attached application for an order for, and on behalf of, J.P. Morgan Exchange-Traded Fund Trust; that she is the President of such entity; and that all actions taken by the trustees or other persons necessary to authorize deponent to execute and file such instrument this 3rd day of February, 2020, have been taken. Deponent further says that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

By:	/s/ Joanna Gallegos
Name: Joanna Gallegos

Title: President

Verification of Application

In accordance with Rule 0-2(d) under the Act, the undersigned, being duly sworn, deposes and says that she has duly executed the attached application for an order for, and on behalf of, J.P. Morgan Investment Management Inc.; that she is a Managing Director of such company; and that all actions taken by the directors or other persons necessary to authorize deponent to execute and file such instrument this 3rd day of February, 2020, have been taken. Deponent further says that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

By:
/s/ Joanna Gallegos
Name: Joanna Gallegos

Title: Managing Director

Verification Rule 0-2(d)

Verification of Application

In accordance with Rule 0-2(d) under the Act, the undersigned, being duly sworn, deposes and says that he has duly executed the attached application for an order for, and on behalf of JPMorgan Distribution Services, Inc.; that he is the President of such entity; and that all actions taken by officers or other persons necessary to authorize deponent to execute and file such instrument this 3rd day of February, 2020, have been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Brian Bergere
Name: Brian Bergere

Title: President

APPENDIX A

Initial Fund

JPMorgan Large Cap Growth Fund: The Fund will seek long-term capital appreciation. Under normal circumstances, the Fund will invest 80% of its assets in the equity securities of large, well-established companies. Large, well-established companies will be companies with market capitalizations equal to those within the universe of the Russell 1000 Growth Index.